Exhibit 99.1

July 30, 2020

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously appointed as the independent accountant of Highway Holdings Limited (the “Company”) to audit the Company’s consolidated balance sheet as of March 31, 2020, and the related consolidated statements of income and comprehensive income, stockholders’ equity and cash flows, for the year then ended, and the related notes. On July 20, 2020, we were dismissed. We have read the Company’s statements included in its Form 6-K dated July 30, 2020, captioned “Changes in Registrant’s Independent Registered Public Accounting Firm” and we agree with the statements as they related to our firm being made by the Company. We have no basis to agree or disagree with the other statements contained therein.

Very truly yours,

/s/ Gumbiner Savett Inc.